04002794

NITED STATES
D EXCHANGE COMMISSION
hington, D.C. 20549

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PROCESSED MAR 19 2004 THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NeoNet Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue, 2nd Floor

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Buchanan **(212) 809 7171**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *of individual, state last, first, middle name*)

1177 Avenue of the Americas	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2004 WASH. D.C. 181

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Vincent Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NeoNet Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2006

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ✓ (g) Statement of Cash Flow.
- ✓ (h) Computation of Net Capital.
- ☐ (I) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ✓ (o) Supplemental Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.
- ☐ (p) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NeoNet Securities, Inc.

(A subsidiary of NeoNet AB)

Statement of Financial Condition

(Available for Public Inspection)

December 31, 2003

NeoNet Securities, Inc.
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
NeoNet Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NeoNet Securities, Inc. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As described in Note 8 to this financial statement, the Company has been provided with a letter from its Parent, NeoNet AB, whereby the Company will receive an aggregate of $1,000,000 should it need such amounts to meet regulatory requirements or obligations to vendors, employees, other securities dealers or other parties, for a period of no less than one year commencing on December 31, 2003.

PricewaterhouseCoopers LLP

February 12, 2004

NeonNet Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets		
Cash	$	327,723
Receivable from clearing broker, including clearing deposits of $200,000		233,803
Receivable from NeoNet Securities AB		4,613,654
Receivable from other broker-dealers		14,126,419
Receivable from customers		1,464,200
Property and equipment, net		65,231
Other assets		151,811
Total assets	$	20,982,841
Liabilities and Stockholder's Equity		
Liabilities		
Payable to other broker-dealers	$	12,152,656
Due to NeoNet Securities AB		3,950,875
Payable to customers		4,140,572
Accrued expenses		165,623
		20,409,726
Commitments (Note 4)		
Subordinated borrowings		250,000
Total stockholder's equity		323,115
Total liabilities and stockholder's equity	$	20,982,841

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the NASD. The Company is a wholly owned subsidiary of NeoNet AB (the "Parent"), located in Stockholm, Sweden. The Company provides electronic brokerage services to clients by providing access to the US and European market places from a single access point.

Translation of Foreign Currency
The Company's functional currency is the United States dollar. Purchases and sales of securities, and income and expenses that are denominated in other currencies are translated into US dollar amounts on the transaction date.

Property and Equipment
Furniture and equipment are stated at cost less accumulated depreciation, and are depreciated on the straight-line method over their estimated useful lives of five years. Leasehold improvements are stated at cost less accumulated amortization and are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes
The Company complies with Statement of Financial Accounting Standards No. 109 (FSAS No. 109), "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Revenue and Expense Recognition from Securities Transactions
Receivables from and payables to customers are reflected on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

2. Deposits with Clearing Organizations

Under a clearing agreement with another U.S. Securities Broker, the Company is obligated to maintain a minimum balance of $200,000 in a clearing account with such broker, Penson Financial Services, Inc., which processes the Company's U.S. customer transactions.

3. Property and Equipment

Property and equipment at December 31, 2003 are as follows:

Furniture	$	7,606
Equipment		123,980
Leasehold Improvements		88,005
Software		11,310
		230,901
Less accumulated depreciation and amortization		(165,670)
	$	65,231

4. Commitments

The Company leases office space and certain furniture and equipment, under non-cancelable operating leases. Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year ending December 31,		
2004	$	228,385
2005		234,950
2006		19,579
	$	482,914

5. Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan, which is at its discretion and is determined annually.

6. Income Taxes

At December 31, 2003, the Company recorded a deferred income tax asset of approximately $1,217,553 resulting from net operating loss carryforwards of approximately $2,150,000 for Federal and $2,590,000 for state and local income tax purposes, all of which expire in 2023. The deferred income tax asset has been fully reserved due to the uncertainty of the realization of the carryforwards due to the Company's lack of a profitable operating history.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule'), which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital pursuant to Rule 15c3-1, which requires minimum net capital of $250,000. The Company had net capital of approximately $312,000, which exceeded its requirement by approximately $62,000.

8. Related Party Transactions

The Parent has provided the Company with a letter of support. The Parent has undertaken to provide additional funding up to $1,000,000 in the form of cash capital contributions as may from time to time be required in order to meet the business requirements and regulatory reporting requirements of the Company through December 31, 2004.

Pursuant to a Service agreement and Cost Sharing agreement effective January 2002, the Company clears its securities traded on Northern European exchanges through NeoNet Securities AB a subsidiary of the Parent. The Parent guarantees the execution, clearance, and settlement of all securities transactions the Company executes on behalf of its customers through NeoNet Securities AB. In addition, the Company is obligated to pay NeoNet Securities AB for operational services provided which include various operational, financial and general administrative services. The amount due to NeoNet Securities AB is non-interest bearing and is due on demand.

The financial statements include the following items related to the Cost Sharing agreement:

Statement of Financial Condition	
Uncleared transactions	
NeoNet Securities AB	$ 4,613,654
Receivable from other broker-dealers	14,126,419
Receivable from customers	1,464,200
Payable to other broker-dealers	12,152,656
Payable to customers	4,140,572
Due to NeoNet Securities AB	3,950,875

The Company is obligated to NeoNet Securities AB under a non-exclusive license agreement to use its proprietary trading program. The agreement was entered into on January 1, 2002 and expires December 31, 2016. For the first two quarters of 2004 the agreement will be suspended and no payments made until the proprietary trading program upgrades are finalized and available for the Company's use.

As of December 31, 2003, the future license fee commitment under this agreement is approximately as follows:

Year ending December 31,	
2004	$ 618,000
2005	1,236,000
2006	1,236,000
2007	1,236,000
Thereafter and through 2016	11,124,000
	$ 15,450,000

9. Off-Balance Sheet and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counter-party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company has concentrated exposure to the open transactions with NeoNet Securities AB and one other broker-dealer. These concentrated exposures amount to approximately 96% of the total assets and approximately 79% of the total liabilities reflected in the statement of financial condition at December 31, 2003.

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.